June 15, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549
RE:	LCA-Vision Inc. Form 10-K for Fiscal Year Ended December 31, 2006 File No. 0-27610
Dear Mr. Rosenberg:
Thank you for your call last Friday to discuss our amended filing on Form 10-K/A. As you requested, this letter serves to document the verbal representations made by us in response to the three follow-up questions you posed during our June 8, 2007 phone call. For ease of reference, we have reproduced your questions in bold face type, with our response following in regular type.
1.	The Company’s response to Question No. 1 included in your May 15, 2007 letter set forth additional information on the various acuity plan deferrals from that disclosed within the Company’s amended Annual Report filed on Form 10-K/A. Please confirm that the restated financial statements utilize the same methodology described in the response letter and that the restated results as outlined in the response letter are identical to the amended results included in the Company’s amended filing on Form 10-K/A.

The methodology and restated results included in our May 15, 2007 response letter are identical to the methodology and amended results included in our amended filing on Form 10-K/A. When drafting the 10-K/A, we had attempted to simplify a complicated matter for the benefit of the financial statement user. Our response to your comments and questions represented a comprehensive review of the issue and related accounting. In future filings (i.e., beginning with the Quarterly Report on Form 10-Q for the period ended June 30, 2007), we will expand our disclosure along the following lines:

We have historically offered our patients extended acuity programs. As the Company has sufficient experience to indicate that the costs associated to provide the service will be incurred other than on a straight-line basis, the consideration received through the extended acuity programs is deferred and recognized over the period in which the future costs of performing the enhancement procedures are expected to be incurred in accordance with

Mr. Jim B. Rosenberg
Securities and Exchange Commission

FASB Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.” Effective June 15, 2007, the Company eliminated the use of separately priced extended warranties. As such, no warranty-related revenue deferrals have occurred for procedures performed after that date.

Our historical acuity program offerings included a no-acuity plan, one-year acuity plans and lifetime acuity plans. The majority of our program offerings did not include a no-acuity option. For these programs, costs associated with the sale of the lifetime acuity program did not begin until the expiration of the one-year acuity program included in the base price. Accordingly, the Company deferred 100% of all revenues associated with the sale of the lifetime acuity program and recognizes these revenues over the period in which the future costs of performing the enhancement procedures are expected to be incurred, beginning one year after the initial surgery date. For the program in which we offered a no-acuity option, all revenues from the sale of the one-year and lifetime acuity programs were deferred. These deferred revenues are recognized in proportion to the total costs expected to be incurred, beginning immediately following the initial surgical procedures. Costs for the lifetime acuity program currently extend over a period of seven years.

For procedures performed in 2007 that included separately priced extended warranties, the following table highlights the amortization rates in each successive period:

Year after Initial Surgery	Amortization Rate if Base Price Does Not Include an Acuity Plan	Amortization Rate if Base Price Includes the One-year Acuity Plan

1 2 3 4 5 6 7	___% ___% ___% ___% ___% ___% ___%	0% ___% ___% ___% ___% ___% ___%
In addition to the deferral of revenues under FTB 90-1, we also deferred a portion of our costs of service related to professional fees paid to the attending surgeon which are earned when a procedure is performed. The physician receives no incremental fee for an enhancement procedure. Accordingly, a portion of the professional fee paid to the physician relates to the future enhancement procedures to be performed and qualifies for deferral under FTB 90-1 as a direct and incremental cost of the warranty contract. We use the same historical experience to amortize the deferred revenue and the deferred professional fees.

Mr. Jim B. Rosenberg
Securities and Exchange Commission

2.	The response to question No. 3 included in your May 15, 2007 letter indicated that if the Company eliminates the use of separately priced extended warranties in its operations, it will no longer defer professional fee expense into the future periods but instead will record it in the period paid. Please confirm that the Company will record the professional fees on an accrual basis when they are incurred as opposed to a cash basis when they are paid.

We confirm that we will record the professional fees on an accrual basis as the cost of services are incurred.

3.	The response to question No. 3 included in your May 15, 2007 letter states that the Company will increase future Accrued Enhancement Expense based on the number of expected enhancements multiplied by the expected cost for the enhancement. Please describe what expenses will be accrued.

The Accrued Enhancement Expense is comprised of direct costs that will be incurred in connection with the performance of the enhancement procedure. These costs primarily include the per-use royalty fee paid to the laser manufacturer as well as surgical supplies used during the performance of the enhancement procedure.
We acknowledge that we are responsible for the adequacy of the disclosure in the filings; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that LCAV may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your prompt review of these responses. If you require any additional information, please do not hesitate to call me at 513-792-9292.
Very truly yours,
/s/ Alan H. Buckey
Alan H. Buckey
Executive Vice President, Finance
Chief Financial Officer
AHB/br